MERITZ & MUENZ LLP

                                COUNSELORS AT LAW

                                2021 O Street, NW
                              Washington, DC 20036
                                    --------

                            Telephone: (202) 728-2909
                            Facsimile: (202) 728-2910
                        E-mail: Lmuenz@meritzmuenzllp.com

                                  June 16, 2006

Via Edgar
Ms. Tia Jenkins
United States Securities and Exchange Commission
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
100 "F" Street, N.E.
Washington, DC 20549

RE:  MM(2) GROUP, INC.
     FORM 8-K DATE OCTOBER 19, 2005, AS AMENDED
     FILE NO. 0-50292

Dear Ms. Jenkins,

On behalf of my client, MM(2) Group, Inc. (the "Company"), please find the Company's response to your letter dated April 28, 2006, regarding the filing captioned above:

Form 8-K dated October 19, 2005, as amended
-------------------------------------------

1. You wrote: "In your response to prior comment 1 you state, "It is the Company's intention to record the discount to earnings of and when the debentures are converted to Equity." Please explain how this accounting treatment complies with guidance regarding beneficial conversion features in EITF Issues 98-5 and 00-27. Specifically address Issue 7 to EITF 00-27, which discusses the accounting treatment when the terms of a contingent conversion option do not permit the number of shares that would be received upon conversion if the contingent event occurs (e.g. listing on the OTC Bulletin Board) to be calculated at the commitment date. Explain why you would not recognize the intrinsic value of the conversion feature on the date of resolution of the contingency."

     Our Response
     ------------
         Upon further review of the EITF 00-27, the Company concurs with your comments and has taken the following actions:

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     a)   The Conversion Price for the Debenture was unknown at the date of issue of April 1, 2005, and as such, there was no value that could be assigned to the debt conversion at the date of issue.

     b) Following the completion of the reverse merger between MM2 Group, Inc. and Wien Group, Inc., the Conversion Price for the stock was fixed by using the average of the volume weighted average prices of the Company's Common Stock, as quoted by Bloomberg, LP, for the first five
          (5) trading days after the Company's Common Stock became listed on the OTC Bulletin Board, without incurring any variances and was a fixed price of $.07.

     c) As per paragraph 3(c)(i) of the Debenture, Cornell shall be entitled to convert 15% of the outstanding principal amount plus outstanding and accrued interest of the Debenture at 20% of the initial Conversion Price. As per the direction of the EITF Issues 00-27, Issue 7, the Company will record the intrinsic value of this conversion feature on the 5th trading day following the completion of the reverse merger. The intrinsic value of the beneficial conversion will be recognized as a reduction to the carrying amount of the convertible debt ("discount on beneficial conversion") and added to the paid-in capital.

     d) The discount on beneficial conversion will be amortized over the remaining life of the debenture, which is October 19, 2005 through January 1, 2006.

2. You wrote: "We have reviewed your response to prior comment 2. The contract provisions that were in effect at each balance sheet date should be evaluated under the provisions of EITF 00-19 and 05-04 to determine the effect of the liquidated damage provisions on accounting and classification of the warrants and other instruments, rather than evaluating subsequently adopted contract amendments retroactively. Please revise the footnotes to discuss the terms of the registration rights agreements in existence at each balance sheet date and clearly outline the requirements and the related damages that may be incurred under those agreements. Discuss the amount of damages incurred through each balance sheet date, the potential amount of damages possible under the contracts in existence at each balance sheets date, whether and when any cap existed to limit such damages, and other material terms."

     Our Response
     ------------
         The Company concurs with your comment and will amend the filings at each balance sheet date to discuss the material provisions of the Registration Rights Agreement such as the liquidated damages and the events of default provisions, the Waiver and Extension Agreement with Cornell, and overall damages incurred through the balance sheet date. Following is sample of the revised text from the Amended 8-K to be filed upon successful resolution of the open items discussed in this document.

     >> Pursuant to the terms of the Investor Registration Rights Agreement with Cornell, the Company was to file a registration statement with the SEC within seventy five (75) calendar days and to use its best efforts to have the Initial Registration Statement declared effective by the SEC no later than one hundred eighty (180) calendar days after the date of the agreement. In the

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

          event of default of the registration rights agreement, the Company will pay liquidated damages, either in cash or shares of the Company's Common Stock, at 2% of the liquidated value of the Convertible Debentures outstanding for each thirty (30) day period after the Scheduled Filing Deadline or the Scheduled Effective Deadline as the case may be. Any Liquidated Damages payable hereunder shall not limit, prohibit or preclude the Investor from seeking any other remedy available to it under contract, at law or in equity. As of October 19, 2005, the Company has incurred approximately $100,000 in Liquidated Damages and there is no maximum stipulated in the agreement.

     >> On March 17, 2006, the Company entered into a Waiver and Extension Agreement (the "Agreement") and Amendment No. 1 to Investor Registration Rights Agreement (the "Amendment") with Cornell wherein:
          a) the Secured Convertible Debenture Maturity Date of January 1, 2006 was extended forward to July 1, 2006 and further agreed that the Maturity Date shall be further extended for an additional six month, unless either party shall provide the other with written notice of non-extension; b) Cornell waived any Event of Default that may have occurred due to non-payment of the monies owed under the terms of the Debenture on the Maturity Date; c) Cornell waived any claim to Liquidated Damages owed by the Company to Cornell prior to March 16, 2006 under the terms of the Investor Registration Rights Agreement dated April 1, 2005; d) the Company shall prepare and file, no later than ninety days from the date of the Amendment, an Initial Registration Statement with the SEC and shall use its best efforts to have the Initial Registration Statement declared effective by the SEC no later than July 14, 2006; and e) in the event the Company fails to file the Registration Statement by the Scheduled Filing Deadline, the Company shall pay Cornell one (1) month of liquidated damages (approximately $25,000). In consideration for the above, the Company agreed to issue to Cornell a warrant to purchase Twenty Million (20,000,000) shares of the Company's Class A common stock for a period of five years (5) years at an exercise price of $0.05 per share. The shares of Common Stock to be issued upon exercise of the Warrant shall be registered in accordance with the Investor Registration Rights Agreement.

3. You wrote: "We note in your response to prior comment 2 that the 750,000 warrants issued to Cornell were not considered a derivative. The scope of EITF 00-19 is not limited to derivative instruments as defined in FAS 133. The scope applies to all contracts that are indexed to and sometimes settled in a company's own stock, which would include instruments that do not meet the definition of a derivative under FAS 133. Please explain the effect of EITF 00-19 and 05-04 in analyzing registration rights agreement on the accounting and classification of these warrants."

     Our Response
     ------------
         The Company contents that based on its interpretation of the provisions of EITF 00-19 and 05-4, that due to the nature of the warrants and the nature of

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

     registration rights agreements, that these agreements can be considered as separate instruments and can be recorded and measured separately. The settlement of the warrants can be made in unregistered or registered stock and carry no provisions for a cash settlement. Accordingly, the warrants will be recorded at fair value as permanent equity under provisions of Issue 00-19 and will be recorded in the period when the contingency for the issue price has been resolved.

4. You wrote: "We note your intent to file the unaudited interim financial statements of MM2 Group, for the quarter ended September 30, 2005, in an amendment to the October 19, 2005, Form 8-K along with pro forma results of operations for the quarter ended September 30, 2005, as if the transaction had occurred on December 31, 2004."

     Our Response
     ------------
         The Company concurs with your comment and will file an amendment to the October 19, 2005, Form 8-K along with pro forma results of operations for the quarter ended September 30, 2005 as soon as possible following the successful resolution of all open items as discussed above.

Closing Comments
----------------

The Company hereby acknowledges:

1. The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.


                                       Respectfully yours,


                                       Lawrence A. Muenz



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